UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   The Estee Lauder 1994, Trust (1)
   c/o Leonard A. Lauder, Trustee
   The Estee Lauder Companies Inc.
   767 Fifth Avenue
   New York, NY  10153
2. Issuer Name and Ticker or Trading Symbol
   The Estee Lauder Companies Inc.
   EL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   8/31/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Trust with Insider Trustees
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Common Stock       |8/9/20|G   |V|300,000           |G  |           |                   |D (2) |                           |
                           |01    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |8/9/20|G   |V|300,000           |G  |           |                   |D (2) |                           |
                           |01    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |8/9/20|G   |V|1,300,000         |G  |           |4,698,951 (2)      |D (2) |                           |
                           |01    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Designated filer on behalf of (a) the Reporting Person (the "EL 1994 Trust"), a 10% owner of the Issuer, (b) Ronald S. Lauder ("RSL"), a Director, executive officer (Chairman Clinique Laboratories, Inc. and Estee Lauder International, Inc.) and a 10% owner of the Issuer, (c) Leonard A. Lauder ("LAL"), Chairman of the Board of Directors and a 10% owner of the Issuer, and
(d) Evelyn H. Lauder ("EHL") (who is the wife of LAL), an executive officer (Senior Corporate Vice President) of the Issuer.
(2) On August 9, 2001, the EL 1994 Trust made gifts of a total of 1,900,000 shares of Class A Common Stock owned directly by the EL 1994 Trust.
These shares were owned directly by the EL 1994 Trust and indirectly by RSL as co-Trustee and beneficiary of the EL 1994 Trust and LAL as co-Trustee and beneficiary of the EL 1994 Trust. Of the shares given, 1,300,000 shares were given as a gift to the Estee Lauder 2001 Charitable
Trust (the "EL 2001 Trust") of which LAL and RSL are co-Trustees and beneficiaries. RSL and LAL each disclaim beneficial ownership of shares owned by the EL 1994 Trust and the EL 2001 Trust to the extent they do not have a pecuniary interest in such securities. EHL disclaims beneficial ownership of the securities owned indirectly by her husband, LAL, through the EL 1994 Trust and the EL 2001 Trust.
After these gifts, the amounts of Class A Common Stock beneficially owned by:
(a) RSL includes (i) 1,000,000 shares held directly (does not include the ownership of 29,333,315 shares of Class B Common Stock which are convertible to a like number of shares of Class A Common Stock), (ii) 3,182 shares held indirectly as Trustee of The Descendants of Ronald S. Lauder
1996 Trust (does not include the ownership of 3,182 shares of Class B Common Stock which are convertible to a like number of shares of Class A
Common Stock), (iii) 4,698,951 held indirectly as co-Trustee and beneficiary of the EL 1994 Trust and (does not include the ownership of 12,189,852 shares of Class B Common Stock which are convertible to a like number of shares of Class A Common Stock), (iv) 15,384 shares held indirectly as a general partner of Lauder & Sons L.P. (RSL is also a Trustee of The 1995 Estee Lauder RSL Trust, which is also a general partner of Lauder & Sons
L.P.) (does not include the ownership of 3,846,154 shares of Class B Common Stock which are convertible to a like number of shares of Class A
Common Stock), and (v) 1,300,000 shares held indirectly as co-Trustee and beneficiary of the EL 2001 Trust. RSL disclaims beneficial ownership of the shares in clauses (ii), (iii), (iv) and (v) to the extent he does not have a pecuniary interest in such securities. RSL has a short position of
7,394,986 shares of Class A Common Stock established prior to the Issuer's initial public offering.
(b) LAL includes (i) 4,901,280 shares held directly, (ii) 4,698,951 shares indirectly as a co-Trustee and beneficiary of the EL 1994 Trust (does not include the ownership of 12,189,852 shares of Class B Common Stock which are convertible to a like number of shares of Class A Common Stock),
(iii) 2,531,471 shares indirectly as grantor of a grantor retained annuity trust (does not include the ownership of 3,829,216 shares of Class B Common Stock which are convertible into a like number of shares of Class A Common Stock), (iv) 3,579,302 shares indirectly as the sole individual general partner of LAL Family Partners L.P. and the majority stockholder of LAL Family Corporation, which is the sole corporate partner of LAL Family Partners
L.P. (a limited partnership in which LAL has sole voting and investment power) (does not include the ownership of 42,705,540 shares of Class B
Common Stock which are convertible into a like number of shares of Class A Common Stock), (v) 15,384 shares indirectly as a general partner of
Lauder & Sons L.P. (LAL is also a trustee of The 1995 Estee Lauder LAL Trust, which is also a general partner of Lauder & Sons L.P.) (does not include the ownership of 3,846,154 shares of Class B Common Stock which are convertible into a like number of shares of Class A Common Stock),
(vi) 1,300,000 shares held indirectly as co-Trustee and beneficiary of the EL 2001 Trust, and (vii) 390,000 shares indirectly which are held directly by his wife, EHL.  LAL disclaims beneficial ownership of the shares in clauses
(ii), (iii), (iv), (v) and (vi) to the extent he does not have a pecuniary interest in such securities and he disclaims beneficial ownership of the shares in clause (vii) owned by his wife.
(c) EHL includes (i) 390,000 shares held directly, (ii) 4,901,280 shares held directly by her husband, LAL, and (iii) 12,125,109 shares held indirectly by her husband, LAL (see (b) (ii), (iii), (iv) and (v) above regarding Class B shares). EHL disclaims beneficial ownership of securities owned directly and indirectly by her husband, LAL.
Joint Filer Information
Name: Ronald S. Lauder
Address: The Estee Lauder Companies Inc.
767 Fifth Avenue
New York, NY  10153
Designated Filer: The Estee Lauder 1994 Trust
Issuer and Ticker Symbol: The Estee Lauder Companies Inc. (EL)
Date of Event Requiring Statement: 8/31/2001
Signature: /s/ Ronald S. Lauder
Name: Leonard A. Lauder
Address: The Estee Lauder Companies Inc.
767 Fifth Avenue
New York, NY  10153
Designated Filer: The Estee Lauder 1994 Trust
Issuer and Ticker Symbol: The Estee Lauder Companies Inc. (EL)
Date of Event Requiring Statement: 8/31/2001
Signature: /s/ Leonard A. Lauder
Name: Evelyn H. Lauder
Address: The Estee Lauder Companies Inc.
767 Fifth Avenue
New York, NY  10153
Designated Filer: The Estee Lauder 1994 Trust
Issuer and Ticker Symbol: The Estee Lauder Companies Inc. (EL)
Date of Event Requiring Statement: 8/31/2001
Signature: /s/ Evelyn H. Lauder
SIGNATURE OF REPORTING PERSON
Leonard A. Lauder, Trustee
DATE
9/7/2001